Terms of the Notes

The Contingent Income Auto-Callable Yield Notes Linked to the common stock of Apple Inc. (the “Notes”) provide a quarterly Contingent Coupon Payment of at least $26.625 on the applicable Contingent Payment Date if, on any quarterly Observation Date, the Observation Value of each Underlying Stock is greater than or equal to its Coupon Barrier. The coupon per $1,000 in principal amount of the Note payable on the related Contingent Payment Date will equal (i) the product of at least $26.625 times the number of Contingent Payment Dates that have occurred up to the relevant Contingent Payment Date (inclusive of the relevant Contingent Payment Date) minus (ii) the sum of all Contingent Coupon Payments previously paid. The actual contingent coupon rate will be determined on the pricing date. Beginning in January 2024, if the Observation Value of the Underlying Stock is greater than or equal to 100% of its Starting Value on any applicable quarterly Observation Date (other than the final Observation Date), the Note will be automatically called, in whole but not in part, at an amount equal to 100% of the principal amount, together with the relevant Contingent Coupon Payment. No further amounts will be payable following an Automatic Call. If the Note is not automatically called, at maturity you will receive the Redemption Amount, calculated as described under “Redemption Amount Determination”.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately 12 months, unless previously automatically called.
Underlying Stocks:	The common stock of Apple Inc. (Nasdaq Global Select Market symbol: “AAPL”).
Pricing and Issue Dates*:	October 19, 2023 and October 24, 2023, respectively.
Observation Dates†*:	Quarterly. Please see the Preliminary Pricing Supplement for further details.
Coupon Barrier:	75% of the Starting Value.
Threshold Value:	75% of the Starting Value.
Call Value:	100% of the Starting Value.
Contingent Coupon Payment*:	If, on any quarterly Observation Date, the Observation Value of the Underlying Stock is greater than or equal to its Coupon Barrier, we will pay a Contingent Coupon Payment of at least $26.625 per $1,000 in principal amount of Notes (equal to a rate of at least 2.6625% per quarter or at least 10.65% per annum) on the applicable Contingent Payment Date (including the Maturity Date). The coupon per $1,000 in principal amount of Notes payable on the related Contingent Payment Date will equal (i) the product of at least $26.625 times the number of Contingent Payment Dates that have occurred up to the relevant Contingent Payment Date (inclusive of the relevant Contingent Payment Date) minus (ii) the sum of all Contingent Coupon Payments previously paid. The actual contingent coupon rate will be determined on the pricing date.
Automatic Call:	Beginning in January 2024, all (but not less than all) of the Notes will be automatically called if the Observation Value of the Underlying Stock is greater than or equal to its Call Value on any Observation Date (other than the final Observation Date). If the Notes are automatically called, the Early Redemption Amount will be paid on the applicable Contingent Payment Date. No further amounts will be payable following an Automatic Call.
Early Redemption Amount:	For each $1,000 principal amount of Notes, $1,000 plus the applicable Contingent Coupon Payment.
Initial Estimated Value Range:	$930.00 - $980.00 per $1,000 in principal amount of Notes.
Underwriting Discount:*	$10.00 (1.000% of the public offering price) per Note.
CUSIP:	09711AWK0
Preliminary Pricing Supplement:	https://www.sec.gov/Archives/edgar/data/70858/000148105723008362/form424b2.htm
* Subject to change prior to the Pricing Date. † Subject to adjustment. Please see the Preliminary Pricing Supplement for further details.

Redemption Amount Determination

(assuming the Notes have not been automatically called)

Hypothetical Returns at Maturity

Underlying Stock Return	Redemption Amount per Note	Return on the Notes(1)
60.00%	$1,026.625(2)	2.6625%
50.00%	$1,026.625	2.6625%
40.00%	$1,026.625	2.6625%
30.00%	$1,026.625	2.6625%
20.00%	$1,026.625	2.6625%
10.00%	$1,026.625	2.6625%
5.00%	$1,026.625	2.6625%
2.00%	$1,026.625	2.6625%
0.00%	$1,026.625	2.6625%
-10.00%	$1,026.625	2.6625%
-20.00%	$1,026.625	2.6625%
-25.00%(3)	$1,026.625	2.6625%
-25.01%	$749.900	-25.0100%
-50.00%	$500.000	-50.0000%
-100.00%	$0.000	-100.0000%

(1)   The “Return on the Notes” is calculated based on the Redemption Amount and potential final Contingent Coupon Payment, not including any Contingent Coupon Payments paid prior to maturity, and assumes that the relevant Contingent Coupon Payment has been made on each prior Contingent Payment Date.

(2)   This amount represents the sum of the principal amount and the final Contingent Coupon Payment(assuming that each prior quarterly Contingent Coupon Payment has been made on the related Contingent Payment Date).

(3)   This is the Underlying Stock Return which corresponds to the Coupon Barrier and the Threshold Value of the Underlying Stock.

Risk Factors

•	Your investment may result in a loss; there is no guaranteed return of principal.
•	Your return on the Notes is limited to the return represented by the Contingent Coupon Payments, if any, over the term of the Notes.
•	The Contingent Coupon Payment, Early Redemption Amount or Redemption Amount, as applicable, will not reflect changes in the price of the Underlying Stock other than on the Observation Dates.
•	The Notes are subject to a potential Automatic Call, which would limit your ability to receive the Contingent Coupon Payments over the full term of the Notes.
•	You may not receive any Contingent Coupon Payments and the Notes do not provide for any regular fixed coupon payments.
•	Your return on the Notes may be less than the yield on a conventional debt security of comparable maturity.
•	Any payments on the Notes are subject to our credit risk and the credit risk of the Guarantor, and any actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the Notes.
•	The public offering price you pay for the Notes will exceed their initial estimated value.
•	We cannot assure you that a trading market for your Notes will ever develop or be maintained.
•	The terms of the Notes will not be adjusted for all corporate events that could affect the issuer of the Underlying Stock.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer on the date the Notes are priced. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Please see the Preliminary Pricing Supplement for complete product disclosure, including related risks and tax disclosure.

This fact sheet is a summary of the terms of the Notes and factors that you should consider before deciding to invest in the Notes. BofA Finance has filed a registration statement (including preliminary pricing supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read this fact sheet together with the Preliminary Pricing Supplement dated October 11, 2023, Product Supplement STOCK-1 dated December 30, 2022 and Prospectus Supplement and Prospectus dated December 30, 2022 to understand fully the terms of the Notes and other considerations that are important in making a decision about investing in the Notes. If the terms described in the applicable Preliminary Pricing Supplement are inconsistent with those described herein, the terms described in the applicable Preliminary Pricing Supplement will control. You may get these documents without cost by visiting EDGAR on the SEC Web site at sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the Preliminary Pricing Supplement. Alternatively, BofA Finance, any agent or any dealer participating in this offering will arrange to send you the Preliminary Pricing Supplement, Product Supplement STOCK-1 and Prospectus Supplement and Prospectus if you so request by calling toll-free at 1-800-294-1322.